Exhibit 2.2

AMENDMENT TO

PURCHASE AND SALE AGREEMENT

THIS AMENDMENT TO PURCHASE AND SALE AGREEMENT (“Amendment”), dated as of January 31, 2008, is by and between Lamamco Drilling Company, LP (“Seller”) and Linn Energy Holdings, LLC (“Buyer”).

W I T N E S S E T H:

WHEREAS, Seller and Buyer are parties to that certain Purchase and Sale Agreement, dated as of December 20, 2007 (the “Agreement”), pursuant to which Seller agreed, on the terms and subject to the conditions described therein, to sell, assign and convey to Buyer certain oil and gas interests as described therein and referred to therein as the “Assets”; and

WHEREAS, the Seller and Buyer desire to amend the Agreement as set forth herein;

NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, the receipt, adequacy and legal sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1.            Terms Defined in the Agreement.  Unless the context otherwise requires or unless otherwise expressly defined herein, the terms defined in the Agreement shall have the same meanings whenever used in this Amendment.

2.            Amendment.

2.1.        Section 2.5 of the Agreement is hereby amended to read as follows:

“Section 2.5           No Conflicts  The execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (i) violate any provision of the formation documents or partnership agreement of Seller, (ii) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Seller is a party or which affect the Assets, (iii) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest, (iv) violate any Laws applicable to Seller or the Assets, except for (a) rights to consent by, required notices to, and filings with or other actions by any Governmental Authority where the same are not required prior to the assignment of oil and gas interests, (b) any notification of or consent, approval or authorization of any Native American tribes or nations and (c) any matters described in clauses (ii), (iii) or (iv) above which would not have a Material Adverse Effect.”

2.2.        Section 3.1 of the Agreement is hereby amended to read as follows:

“Section 3.1           Existence and Qualification  Buyer is a limited liability company organized, validly existing and in good standing under the laws of the state of its formation; and Buyer is duly qualified to do business as a foreign corporation in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not have a Material Adverse Effect on Buyer or its properties; and Buyer is or will be at Closing duly qualified to do business as a foreign limited liability company in the respective jurisdictions where the Assets to be transferred to it are located.”

2.3         Section 3.2 of the Agreement is hereby amended to read as follows:

“Section 3.2           Power  Buyer has the requisite power to enter into and perform this Agreement and consummate the transactions contemplated by this Agreement.”

2.4         Section 3.3 of the Agreement is hereby amended to read as follows:

“Section 3.3           Authorization and Enforceability  The execution, delivery and performance of this Agreement, and the performance of the transaction contemplated hereby, have been duly and validly authorized by all necessary action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer (and all documents required hereunder to be executed and delivered by Buyer at Closing will be duly executed and delivered by Buyer) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Buyer enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).”

2.5         Section 3.4 of the Agreement is hereby amended to read as follows:

“Section 3.4           No Conflicts  The execution, delivery and performance of this Agreement by Buyer, and the transactions contemplated by this Agreement will not (i) violate any provision of the certificate of formation or the limited liability company agreement of Buyer, (ii) result in a material default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Buyer is a party, (iii) violate any judgment, order, ruling, or regulation applicable to Buyer as a party in interest, or (iv) violate any law, rule or decree applicable to Buyer or any of its assets, or (v) require any filing with, notification of or consent, approval or authorization of any Governmental Authority, except any matters described in clauses (ii), (iii), (iv) or (v) above which would not have a Material Adverse Effect on Buyer.”

2.6         Section 3.12 of the Agreement is hereby amended to read as follows:

“Section 3.12         Qualification

                (a)           At Closing, Buyer will be, and thereafter shall continue to be, qualified to own federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it are located, and the consummation of the transactions contemplated in this Agreement will not cause Buyer to be disqualified as such an owner. To the extent required by the applicable state or federal government, Buyer will have at Closing, and will continue to maintain, lease bonds, area wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing the ownership of such leases.

                (b)           At Closing, Buyer’s Affiliate, Linn Operating, Inc., will be, and thereafter shall continue to be, qualified to assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets are located, and the consummation of the transactions contemplated in this Agreement will not cause such entity to be disqualified as such an operator. To the extent required by the applicable state or federal government, Buyer shall cause Linn Operating, Inc. to obtain before Closing, and to continue to maintain, lease bonds, area wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing operation of such leases.”

2.7         Section 5.1 of the Agreement is hereby amended to read as follows:

“Section 5.1           Inspection  On or after the date this Agreement is executed, Buyer shall have the right to enter upon the Assets at its sole cost and risk for the purpose of an inspection of the Physical Conditions of the Assets which are operated by Seller. “Physical Condition” as used herein means the condition of the Assets, including without limitation, equipment in its current state of maintenance and repair, the presence of abandoned oil and gas wells, water wells, sumps and pipelines, whether known or unknown by Seller. Prior to such inspection, Buyer shall Schedule an appointment with the party shown in Section 16.7. Provided, however, that at all times Buyer is present upon the Assets, Buyer shall be accompanied by an individual designated by the party listed in Section 16.7.”

2.8         Section 6.1 of the Agreement is hereby amended to read as follows:

“Section 6.1           Inspection and Assessment of Environmental Condition(s)  Subject to the conditions set forth herein, Buyer shall have access to the Assets, Seller’s personnel, and the books, records and files of Seller (subject to the provisions of Section 12.3 below) relating to the Assets until five (5) days prior to Closing for the purpose of inspecting the Assets and conducting such tests, examinations, investigations and assessments as may be necessary or appropriate in Buyer’s opinion to evaluate the Environmental Condition of the Assets; provided, however, that prior to conducting any tests on the Assets, Buyer shall schedule an appointment with the party shown in Section 16.7 and Buyer shall be accompanied by a representative of Seller and such representative shall be available to Buyer during normal business hours and at other reasonable times. “Environmental Condition” as used herein means any condition relating to the Assets that contaminates soil, sediment, air, water or groundwater in a manner that violates any applicable law, regulation, ordinance, rule or order in effect and as interpreted and enforced before the Effective Date. Changes in, or changes in interpretation of, any law, regulation, ordinance, rule, order or permit on or after the Closing Date shall not provide the basis for an Environmental Condition even if such changes are made retroactive.”

2.9         Section 7.6 of the Agreement is hereby amended to read as follows:

“Section 7.6           Limitation on Seller’s Indemnity Obligations  Seller shall not be obligated to Buyer (for indemnification or otherwise) under Section 7.3(d) except to the extent, if any, that the aggregate of all of claims for Damages arising under Section 7.3(d) exceeds one percent (1%) of the Purchase Price (the “Indemnification Deductible”), and then Seller shall be liable only for all such claims for Damages in excess of the Indemnification Deductible up to a maximum amount of fifteen percent (15%) of the Purchase Price (the “Indemnification Cap”).  Notwithstanding the forgoing, Buyer shall not be entitled to indemnification under Section 7.3(d) for, and Damages shall not include, (i) loss of profits, whether actual or consequential, or other consequential damages suffered by Buyer or its Affiliates, or any punitive damages (other than loss of profits, consequential damages or punitive damages suffered by third persons for which responsibility is allocated between the parties), (ii) any liability, loss, cost, expense, claim, award or judgment to the extent resulting from or increased by the actions or omissions of any indemnified party after the Closing Date or (iii) except with respect to claims for any Retained Seller Litigation or Seller Employee Liabilities, any liability, loss, cost, expense, claim, award or judgment that does not individually exceed $50,000.”

2.10       Section 8.1(a) of the Agreement is hereby amended to read as follows:

“              (a)           expend any funds, or make any commitments to expend funds (including entering into new agreements which would obligate Seller to expend funds), or otherwise incur any other obligations or liabilities, other than (i) for amounts less than $50,000.00, (ii) to pay expenses or to incur liabilities in connection with routine operation of the Properties after the Effective Date and (iii) in the event of an emergency requiring immediate action to protect life or preserve the Properties;”

2.11       Section 8.12(b) of the Agreement is hereby amended to read as follows:

“              (b)           Seller shall notify Buyer promptly after Seller obtains actual knowledge that any representation or warranty of Buyer contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Buyer prior to or on the Closing Date has not been so performed or observed in any material respect.”

2.12       Section 10.3 of the Agreement is hereby amended to read as follows:

“Section 10.3         Joint Billing Audits, Credits, and Advances  Seller shall be responsible for the conduct and settlement of all joint billing audits which relate to accounting periods prior to the Effective Date. Buyer shall be responsible for the conduct and settlement of all joint billing audits which relate to accounting periods after the Effective Date. Any credits or advances received by Buyer after the Effective Date attributable to expenses paid prior to the Effective Date shall be reimbursed to Seller by Buyer. Any unapplied credits or advances received by Seller after the Effective Date attributable to expenses paid after the Effective Date shall be reimbursed to Buyer by Seller. The parties agree to provide reasonable access to records in their possession and control during normal business hours for the purpose of conducting audits and to reasonably cooperate with such audit efforts; provided, however, that neither party shall have the authority to extend the period for conducting any audit that affects the other party’s period of ownership.”

2.13       Section 12.2(k) of the Agreement is hereby amended to read as follows:

“              (k)           Seller shall deliver evidence of the authority of the Person(s) executing this Agreement and the Assignment and Bill of Sale to execute such agreements on behalf of Seller.”

2.14       Section 12.3 of the Agreement is hereby amended to read as follows:

“Section 12.3         Files  Notwithstanding Section 12.2(c) or any other provision of this Agreement, Seller shall, at or within ten (10) days of the termination of the COMFS, provide Buyer with either paper or electronic copies or originals, of the Records, Leases, Contracts, Surface Contracts and amendments and correspondence related thereto. Seller shall retain at its option copies of all original files and shall have no obligation to furnish Buyer any data or information that Seller cannot provide Buyer because of third-party restrictions on Seller or that does not directly pertain to the Assets.”

2.15       A new Section 12.4 is hereby added to the Agreement after Section 12.3 as follows:

“Section 12.4         Vehicles  Notwithstanding Section 12.2(c) or any other provision of this Agreement, Seller shall, at or within ten (10) days of the termination of the

COMFS, convey all right, title and interest of Seller in the vehicles described in Section 1.1(j) and Schedule 1.1(j) (the “Vehicles”) for consideration already paid to Seller under the Agreement.  At such time, Seller shall execute, acknowledge and deliver to Buyer an Assignment and Bill of Sale of the Vehicles and such other instruments of transfer and assignment necessary to convey to Buyer the Vehicles in the manner contemplated by this Agreement.”

2.16       A new Section 12.5 is hereby added to the Agreement after the new Section 12.4 as follows:

“Section 12.5         Letters in Lieu  Notwithstanding Section 12.2(e) or any other provision of this Agreement, Seller and Buyer shall, within ten (10) days of the Closing, execute, acknowledge, and deliver transfer orders or letters in lieu thereof directing all purchasers of production to make payments of proceeds attributable to production from the Assets to Buyer.”

2.17       Section 14.1(b)(v) of the Agreement is hereby amended to read as follows:

“              (v)           The amount of any advances paid to Seller as operator and held by Seller as operator as a working fund pursuant to the applicable joint operating agreements.”

2.18       Section 14.3 of the Agreement is hereby amended to read as follows:

“Section 14.3         Gas Imbalances  Seller and Buyer acknowledge and agree to the following regarding possible gas imbalances on any of the Assets transferred by this Agreement:

                (a)           Gas Balance Status: Schedule 2.14 sets forth any Imbalances pertaining to the Assets.

                (b)           Gas Underproduction: In the event Seller is under-produced as to any well(s) located on the Assets, Buyer agrees not to hold Seller liable for such underproduction, subject to Seller’s representation in Section 2.14.  Seller, however, agrees to assign to Buyer all of its rights to make up such underproduction.

                (c)           Gas Overproduction: In the event Seller is overproduced as to any well(s) located on the Assets, Buyer acknowledges and agrees that its share of gas from any such overproduced well(s) on the Assets may at some point be curtailed by underproduced working interest owners. Seller shall not be liable to Buyer in the event such curtailment occurs, subject to Seller’s representation in Section 2.14.

                (d)           Seller and Buyer agree that Buyer will assume the liability for the volumes of Imbalances shown on Schedule 2.14.

                (e)           The provisions of this Section shall survive Closing.”

2.19       Section 14.6 of the Agreement is hereby amended to read as follows:

“Section 14.6         Preservation of Books and Records  For a period of seven (7) years following the Closing Date, the party in possession of the originals shall retain the original books, records and files relating to the Assets and shall make such books, records and files available to the other party, upon reasonable notice, for review and copying (at the expense of the party requesting to review and/or copy same) at the headquarters of the party in possession (or at such other location in the United States as the party in possession may designate in writing to the other party) at reasonable times and during regular office hours. Buyer acknowledges that Seller may need to review and copy such books, records and files in connection with litigation or other business purposes. Buyer’s obligation under this Section 14.6 shall survive Closing and shall continue in the event the Assets or any portion thereof are sold or otherwise transferred to third parties.”

2.20       Section 15.4(a) of the Agreement is hereby amended to read as follows:

“              (a)           The Buyer or its Affiliate, as applicable, shall grant to the Continuing Employees credit for their past service years as outlined in the data provided by Seller to Buyer pursuant to Section 15.1 for the following: (i) vesting and eligibility purposes under any employee benefit programs maintained by the Buyer or its Affiliate in which they are available to participate and (ii) determining the duration and amount of their benefits under any sick pay or sick leave policy or vacation policy, maintained by the Buyer or its Affiliate in which they are eligible to participate.  Seller shall use commercially reasonable efforts to provide Buyer with all necessary transition assistance, including any applicable service credit information relating to Continuing Employees, to enable Buyer to develop and implement compensation and benefit plans and programs for any Continuing Employees.”

2.21       Section 16.1(m) of the Agreement is hereby amended to read as follows:

“              (m)          “Governmental Authorization” shall mean any approval, consent, license, permit, registration, variance, exemption, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority or pursuant to any federal, state, local, or municipal law, order, constitution, ordinance, or rule, including rules of common law, regulation, statute, treaty, or other legally enforceable directive or requirement.”

3.             Miscellaneous.

                3.1.          Ratification of Agreements.  The Agreement as hereby amended is hereby ratified and confirmed in all respects. Any reference to the Agreement in any document is now a reference to the Agreement as hereby amended.

                3.2.          Counterparts.  This Amendment may be separately executed in counterparts and by the different parties hereto in separate counterparts, each of which when so executed constitutes one and the same Amendment.

                3.3.          Entire Agreement; Amendments.  This Amendment, the Agreement, the Exhibits and Schedules attached thereto or referred to therein, and the instruments and documents delivered or to be delivered at Closing, embody the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior representations, agreements and understandings, oral or written with respect thereto.  This Agreement may not be modified orally, but only by an agreement signed by the Party or Parties against whom any waiver, change, amendment, modification or discharge may be sought to be enforced.

                IN WITNESS WHEREOF, the parties hereto have executed this Amendment to Purchase and Sale Agreement as of the date first above written.

BUYER:

LINN ENERGY HOLDINGS, LLC

By:	/s/ Mark E. Ellis
Name: MARK E. ELLIS
Title: President and Chief Operating Officer

SELLER:

LAMAMCO DRILLING COMPANY

By:	/s/ Stanley J. Miller
Name: STANLEY J. MILLER
Title: Partner